ZARLINK PROVIDES UPDATE ON SHAREHOLDER RIGHTS PLAN

OTTAWA, Ontario, September 16, 2011 – Zarlink Semiconductor Inc. (TSX:ZL) (“Zarlink” or the “Company”) today announced that Microsemi Corporation (“Microsemi”) has made an application to the Ontario Securities Commission (the “OSC”) challenging the Company’s Shareholder Rights Plan adopted by the Board on July 25, 2011. The hearing to consider Microsemi's application has been scheduled by the OSC for October 3, 2011 and October 4, 2011.

The unsolicited Microsemi Offers do not meet the criteria required to be a “Permitted Bid” under the Rights Plan, including remaining open for acceptance for at least 75 days.

“The Rights Plan is intended to ensure that Zarlink has time to bring its previously announced process to its conclusion for the benefit of shareholders and debentureholders,” said Adam Chowaniec, Zarlink's Chairman.

Zarlink will make an announcement at the appropriate time to provide a further update on the process described in the Directors’ Circular of September 1, 2011.

The Zarlink Board remains firm in its unanimous recommendation that holders of Shares and Debentures REJECT the Microsemi Offers, TAKE NO ACTION and NOT TENDER their Shares and Debentures to the Microsemi Offers, and that any Shares or Debentures already tendered be WITHDRAWN.

How to Withdraw Shares and Debentures from the Microsemi Offer

Any holder of Shares or Debentures who has tendered any Shares or Debentures to the Microsemi Offers should WITHDRAW them immediately. Holders of Shares and Debentures are encouraged to read the directors' circular in its entirety, as it contains important information regarding the Board's recommendation with respect to the Microsemi Offers. For more information on how to withdraw any Shares or Debentures tendered to the Microsemi Offers or for any other information, holders of Shares and Debentures may communicate with Georgeson Shareholder Communications Group Inc., the information agent retained by Zarlink, North American toll free at 1-888-605-8405 or via e-mail at askus@georgeson.com.

About Zarlink Semiconductor

About Zarlink Semiconductor

Zarlink Semiconductor delivers world-leading, mixed-signal chip technologies for a broad range of communication and medical applications. The Company's core capabilities include timing solutions that manage time-sensitive communication applications over wireless and wired networks, line circuits supporting high-quality voice services over cable and broadband connections, and ultra low-power radios enabling new wireless medical devices and therapies. Serving the world's largest original equipment manufacturers, Zarlink's highly integrated chip solutions help customers simplify design, lower costs and reach market quickly. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Canadian Securities Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the applicable regulations of the Canadian Securities Administrators. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; significant fluctuations in foreign exchange rates may adversely impact our results of operations; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

Ed Goffin

Media Relations and Investor Relations

Zarlink Semiconductor

613 270-7112

edward.goffin@zarlink.com

Georgeson Shareholder Communications Group Inc.

1-888-605-8405

askus@georgeson.com

Tim Lynch / Eric Bonarch / Jennifer Freidman

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449